UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FIGS, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30260D103

(CUSIP Number)

Todd Maron

c/o FIGS, Inc.

2834 Colorado Avenue, Suite 100

Santa Monica, CA 90404

(424) 300-8330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30260D103	13D	Page 1 of 7 Pages

1	Names of Reporting Persons Catherine Spear
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,036,270
	8	Shared Voting Power 141
	9	Sole Dispositive Power 17,036,270
	10	Shared Dispositive Power 141
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,036,411
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person IN

CUSIP No. 30260D103	13D	Page 2 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of FIGS, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 2834 Colorado Ave., Ste. 100, Santa Monica, CA 90404.

Item 2. Identity and Background.

The Schedule 13D is filed on behalf of Catherine Spear (the “Reporting Person”).

The Reporting Person is a citizen of the United States. The business address of the Reporting Person is 2834 Colorado Ave., Suite 100, Santa Monica, CA 90404. The principal occupation of the Reporting Person is serving as Co-Chief Executive Officer and a member of the Board of Directors of the Issuer (the “Board”).

By virtue of the agreements made pursuant to the Voting Agreement (as defined below), the Reporting Person, Heather Hasson, Thomas Tull and certain related parties and trusts (collectively, the “Voting Parties”) may be deemed to be a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC identified in Item 5 below, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other Voting Parties, see Item 4 below.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person and various trusts controlled by the Reporting Person held common stock, each share of which was reclassified into one share of Class A Common Stock immediately prior to the completion of the Issuer’s IPO. Upon the completion of the IPO, such shares of Class A Common Stock were exchanged into an equivalent number of shares of the Issuer’s Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), pursuant to an exchange agreement with the Issuer.

In addition, prior to the IPO, the Reporting Person was awarded restricted stock units and options to purchase Class A Common Stock in connection with her service as an officer and director of the Issuer. Following the vesting and settlement of such restricted stock units or exercise of such stock options, as the case may be, the resulting shares of Class A Common Stock may be exchanged at a one-to-one ratio for shares of Class B Common Stock at the

CUSIP No. 30260D103	13D	Page 3 of 7 Pages

election of the Reporting Person pursuant to an equity award exchange right agreement with the Issuer.

In connection with the completion of the IPO, the Issuer awarded the Reporting Person restricted stock units and options to purchase Class A Common Stock pursuant to an equity compensation plan approved by the Issuer’s stockholders in connection with her continued service to the Issuer.

Item 4. Purpose of Transaction.

Stockholders’ Agreement

On October 23, 2020, the Reporting Person entered into an amended and restated stockholders’ agreement (the “Stockholders’ Agreement”) with the Issuer and certain other investors, which provides, among other things, that the Reporting Person and certain holders of the Issuer’s capital stock have the right to demand that the Issuer file a registration statement or request that their shares of capital stock be included on a registration statement that the Issuer is otherwise filing, in each case subject to certain exceptions.

Voting Agreement

Prior to the completion of the IPO, the Issuer entered into a voting agreement (as amended, the “Voting Agreement”) with the Reporting Person, Heather Hasson, Tulco, LLC and certain related persons and trusts, pursuant to which such parties agree to vote their shares of Common Stock for the election of each of the Reporting Person, Heather Hasson and, for so long as Tulco, LLC and its permitted transferees hold, in the aggregate, at least 10% of the total number of outstanding shares of the Issuer’s Common Stock (calculated on a diluted basis to include any issued and outstanding options, restricted stock units or other equity awards, whether vested or unvested), an individual designated by Tulco, LLC to the Board, and to vote against their removal. On March 21, 2022, in connection with the distribution by Tulco, LLC of all shares of Common Stock then held by it to its members on a pro rata basis, and as contemplated by the Voting Agreement, the existing parties to the Voting Agreement entered into an amendment and joinder with Thomas Tull and his family trust (the “Tull Parties”), under which the Tull Parties were acknowledged as permitted transferees under the Voting Agreement and joined as parties to the Voting Agreement, with the same rights and obligations as the other investor parties thereto.

The foregoing descriptions of the Stockholders’ Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time

CUSIP No. 30260D103	13D	Page 4 of 7 Pages

without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change her purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

•
Amount beneficially owned: 17,036,411
•
Percent of Class: 9.7%
•
Number of shares the Reporting Person has:
o
Sole power to vote or direct the vote: 17,036,270
o
Shared power to vote: 141
o
Sole power to dispose or direct the disposition of: 17,036,270
o
Shared power to dispose or direct the disposition of: 141

The Reporting Person is the record holder of 7,102 shares of Class A Common Stock and 169,076 shares of Class B Common Stock, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds 176,178 restricted stock units and options to purchase 12,560,288 shares of Class A Common Stock, that are vested and exercisable, respectively, within 60 days of the date hereof.

CUSIP No. 30260D103	13D	Page 5 of 7 Pages

The Reporting Person may also be deemed to beneficially own (i) 7,073 shares of Class A Common Stock and 4,116,553 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Heather Hasson, the Issuer’s Co-Chief Executive Officer, are the sole members.

The above percentage is based upon 158,569,730 shares of Class A Common Stock outstanding as of April 30, 2022 based on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.

(c) During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and Voting Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit to this Schedule 13D.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 30260D103	13D	Page 6 of 7 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1

Amended and Restated Stockholders’ Agreement by and between FIGS, Inc. and certain security holders of FIGS, Inc., dated October 23, 2020 (incorporated by reference to Exhibit 4.2 to the amended Registration Statement on Form S-1 filed by FIGS, Inc. on May 20, 2021).

2

Voting Agreement by and among FIGS, Inc., Heather Hasson, Catherine Spear, Tulco, LLC and certain related entities (incorporated by reference to Exhibit 10.17 to the amended Registration Statement on Form S-1 filed by FIGS, Inc. on May 20, 2021).

3

Amendment and Joinder to Voting Agreement, by and among FIGS, Inc., Heather Hasson, Catherine Spear, Tulco, LLC, Thomas Tull and certain related persons and trusts (incorporated by reference to Exhibit 10.1 to the 8-K filed by FIGS, Inc. on March 23, 2022).

CUSIP No. 30260D103	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022

/s/ Catherine Spear

Catherine Spear